===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                        CATALYTICA ENERGY SYSTEMS, INC.
                                (Name of Issuer)

                            -----------------------

                                 Common Stock,
                               $0.0005 Par Value
                         (Title of Class of Securities)

                            -----------------------

                                  148884 10 9
                                 (CUSIP Number)

                            -----------------------

                               Peter R. Vogelsang
                   Morgan Stanley Capital Partners III, Inc.
                          1221 Avenue of the Americas
                            New York, New York 10020
                            Tel. No.: (212) 762-8422
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 15, 2000
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].
===============================================================================

CUSIP No. 148884 10 9                 13D                     Page 1 of 6 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter & Co.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
-------------------------------------------------------------------------------
                                         7      SOLE VOTING POWER

                                                -0-
                                       ----------------------------------------
            NUMBER OF SHARES             8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         REPORTING PERSON WITH                  4,136,748
                                       ----------------------------------------
                                         9      SOLE DISPOSITIVE POWER

                                                -0-
                                       ----------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                4,136,748
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

             4,136,748
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [ ]

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 148884 10 9                 13D                     Page 2 of 6 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Capital Partners III, Inc.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
-------------------------------------------------------------------------------
                                         7      SOLE VOTING POWER

                                                -0-
                                       ----------------------------------------
            NUMBER OF SHARES             8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         REPORTING PERSON WITH                  4,136,748
                                       ----------------------------------------
                                         9      SOLE DISPOSITIVE POWER

                                                -0-
                                       ----------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                4,136,748
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

             4,136,748
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [ ]

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 148884 10 9                 13D                     Page 3 of 6 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSCP III, LLC
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
-------------------------------------------------------------------------------
                                         7      SOLE VOTING POWER

                                                -0-
                                       ----------------------------------------
            NUMBER OF SHARES             8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         REPORTING PERSON WITH                  4,136,748
                                       ----------------------------------------
                                         9      SOLE DISPOSITIVE POWER

                                                -0-
                                       ----------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                4,136,748
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

             4,136,748
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [ ]

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 148884 10 9                 13D                     Page 4 of 6 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Capital Partners III, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
-------------------------------------------------------------------------------
                                         7      SOLE VOTING POWER

                                                -0-
                                       ----------------------------------------
            NUMBER OF SHARES             8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         REPORTING PERSON WITH                  3,659,200
                                       ----------------------------------------
                                         9      SOLE DISPOSITIVE POWER

                                                -0-
                                       ----------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                3,659,200
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

             3,659,200
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [ ]

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 148884 10 9                 13D                     Page 5 of 6 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Capital Investors, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
-------------------------------------------------------------------------------
                                         7      SOLE VOTING POWER

                                                -0-
                                       ----------------------------------------
            NUMBER OF SHARES             8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         REPORTING PERSON WITH                  374,637
                                       ----------------------------------------
                                         9      SOLE DISPOSITIVE POWER

                                                -0-
                                       ----------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                374,637
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

             374,637
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [ ]

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 148884 10 9                 13D                     Page 6 of 6 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSCP III 892 Investors, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
-------------------------------------------------------------------------------
                                         7      SOLE VOTING POWER

                                                -0-
                                       ----------------------------------------
            NUMBER OF SHARES             8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         REPORTING PERSON WITH                  102,911
                                       ----------------------------------------
                                         9      SOLE DISPOSITIVE POWER

                                                -0-
                                       ----------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                102,911
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

             102,911
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [ ]

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $0.0005 par value per share (the "Common Stock"), of Catalytica Energy Systems, Inc., a Delaware corporation ("Catalytica Energy"). The principal executive offices of Catalytica Energy are located at 430 Ferguson Drive, Mountain View, CA 94043- 5273.

     Item 2. Identity and Background.

     This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Morgan Stanley Dean Witter & Co., a Delaware corporation ("MSDW"), (2) Morgan Stanley Capital Partners III, Inc., a Delaware corporation ("MSCP III, Inc."), (3) MSCP III, LLC, a Delaware limited liability company, (4) Morgan Stanley Capital Partners III, L.P., a Delaware limited partnership, (5) MSCP III 892 Investors, L.P., a Delaware limited partnership, and (6) Morgan Stanley Capital Investors, L.P., a Delaware limited partnership (Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P. and Morgan Stanley Capital Investors, L.P. are collectively referred to herein as the "Funds").

     The general partner of each of the Funds is MSCP III, LLC. The corporate managing member of MSCP III, LLC is MSCP III, Inc., a wholly-owned subsidiary of MSDW.

     The address of the principal business and the principal office of each of the Reporting Persons (other than MSDW) is 1221 Avenue of the Americas, New York, New York 10020. The address of the principal business and the principal office of MSDW is 1585 Broadway, New York, New York 10036.

     During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable. The shares of Common Stock owned by the Funds were acquired by the Funds in a distribution (the "Spin-Off") made by Catalytica, Inc., a Delaware corporation and, prior to the Spin-Off, the parent company of Catalytica Energy, to its common stockholders on December 15, 2000 of all of the shares of Common Stock owned by it.

     Item 4. Purpose of Transaction.

     On July 31, 1997, Catalytica, Inc. issued and sold an aggregate of 30,000,000 shares of common stock to the Funds for an aggregate purchase price of $120,000,000. On December 15, 2000, the Funds acquired 4,136,748 shares of Common Stock in the Spin-Off and Catalytica Energy and the Funds entered into the Stockholder Rights Agreement (the "Agreement") providing the Funds with the board representation and registration rights described below.

     Board Representation. The Agreement provides the Funds with the right to cause Catalytica Energy to include as a nominee for Catalytica Energy's Board of Directors, one director designated by the Funds for so long as the Funds own at least 5% of the outstanding shares of Common Stock. The Agreement also provides that the director designated by the Funds will be a member of each committee of the Catalytica Energy Board of Directors for so long as the Funds own at least 5% of the outstanding shares of Common Stock.

     Registration Rights. The Agreement provides the Funds with the right to request that Catalytica Energy effect a registration (a "Registration Request") of the shares of Common Stock held by the Funds with an aggregate offering price of at least $15 million. The Funds are entitled to four Registration Requests. No Registration Request may be made within six months of any other Registration Request. In addition, in the event Catalytica Energy proposes to register any of its securities for its own account or for the account of any of its other stockholders (other than certain registrations relating solely to a stock option or other similar employee benefit plan), the Funds will have the right, upon a timely request and subject to a right of priority in favor of Catalytica Energy, to have the shares of Common Stock held by the Funds included in such registration. All expenses of registration will be borne by Catalytica Energy, but any underwriters' fees, discounts or commissions will be borne solely by the Funds.

     As a result of its ownership of the shares of Common Stock, the Funds will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of all significant corporate transactions such as any merger, consolidation or sale of all or substantially all of Catalytica Energy's assets. Such concentration of ownership, together with the Funds' board representation described above, may have the effect of delaying or preventing a change of control of Catalytica Energy and could allow the Funds to prevent significant corporate transactions.

     Subject to market conditions and other factors, the Funds or other affiliates of MSDW may acquire or dispose of shares of Catalytica Energy from time to time in future open-market, privately negotiated or other transactions.

     Item 5. Interest in Securities of the Issuer.

     In the Spin-Off, the Funds acquired and, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own, in the aggregate 4,136,748 shares of Common Stock, or approximately 32% of the outstanding shares of Common Stock.

     Each of MSDW, MSCP III, Inc. and MSCP III, LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Funds.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See  response  to Item 4. A copy of the  Agreement  is  attached  hereto as
Exhibit 2 and is incorporated herein by reference.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Joint Filing Agreement among the Reporting Persons

     Exhibit 2: Stockholder Rights Agreement dated as of December 15, 2000 among Catalytica Energy and the Funds

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 26, 2000

                                MORGAN STANLEY DEAN WITTER & CO.


                                By: /s/ Peter R. Vogelsang
                                    -----------------------------
                                     Name: Peter R. Vogelsang
                                     Title: Authorized Signatory

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 26, 2000

                                MORGAN STANLEY CAPITAL PARTNERS III, INC.


                                By:  /s/ Peter R. Vogelsang
                                    -----------------------------
                                     Name: Peter R. Vogelsang
                                     Title: Secretary

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 26, 2000

                                MSCP III, LLC

                                By: Morgan Stanley Capital Partners III, Inc., as Member


                                By:  /s/ Peter R. Vogelsang
                                    -----------------------------
                                     Name: Peter R. Vogelsang
                                     Title: Secretary

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 26, 2000

                                MSCP III 892 INVESTORS, L.P.

                                By:  MSCP III, LLC,
                                     as General Partner

                                By: Morgan Stanley Capital Partners III, Inc., as Member


                                By:  /s/ Peter R.Vogelsang
                                    -----------------------------
                                     Name: Peter R. Vogelsang
                                     Title: Secretary

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 26, 2000

                                MORGAN STANLEY CAPITAL PARTNERS III, L.P.

                                By:  MSCP III, LLC,
                                     as General Partner

                                By: Morgan Stanley Capital Partners III, Inc., as Member


                                By:  /s/ Peter R. Vogelsang
                                    -----------------------------
                                     Name: Peter R. Vogelsang
                                     Title: Secretary

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 26, 2000

                                MORGAN STANLEY CAPITAL INVESTORS, L.P.

                                By:  MSCP III, LLC,
                                     as General Partner

                                By: Morgan Stanley Capital Partners III, Inc., as Member


                                By:  /s/ Peter R.Vogelsang
                                     -----------------------------
                                     Name: Peter R. Vogelsang
                                     Title: Secretary

                                                                      SCHEDULE A


                        Executive Officers and Directors
                                       of
                    Morgan Stanley Capital Partners III, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Capital Partners III, Inc. ("MSCP III, Inc.") are set forth below. The principal occupation for each of the persons listed below is Managing Director of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSCP III, Inc. and each individual is a United States citizen.


        Name, Business Address            Executive Officer Title
        ----------------------            -----------------------

    *   Alan E. Goldberg                  Chairman, Chief Executive Officer and
                                                 Managing Director

    *   Karen H. Bechtel                  Managing Director

    *   Bernard Gault                     Managing Director

    *   James S. Hoch                     Managing Director

    *   Howard I. Hoffen                  Managing Director

    *   Michael C. Hoffman                Managing Director

    *   Michael M. Janson                 Managing Director

        Kenneth F. Clifford               Chief Financial Officer, Treasurer and
                                                 Managing Director


        -----------------
        *Director

                                                                      SCHEDULE B


                        Executive Officers and Directors
                                       of
                        Morgan Stanley Dean Witter & Co.

     The  names of the  Directors  and the names  and  titles  of the  Executive
Officers of Morgan Stanley Dean Witter & Co. ("MSDW") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MSDW at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.


         Name, Business Address           Present Principal Occupation
         ----------------------           ----------------------------

    *    Philip J. Purcell                Chairman of the Board and Chief
                                            Executive Officer

    *    John J. Mack                     President and Chief Operating Officer

    *    Robert P. Bauman                 Retired; former Chief Executive
         British Aerospace plc              Officer of Smithkline Beecham plc
         1 Brewers Green
         Buckingham Gate
         London SW1H ORH

    *    Edward A. Brennan                Retired; former Chairman of the Board,
                                            President and Chief Executive
                                            Officer of Sears

    *    C. Robert Kidder                 Chairman of the Board and Chief
         Borden Inc.                        Executive Officer of Borden, Inc.
         180 East Broad Street
         Colombus, OH 43215

    *    Miles L. Marsh                   Chairman of the Board and Chief
         James River Corporation            Executive Officer of Fort James
         800 Connecticut Avenue             Corporation
         Riverpark
         Norwalk, CT 06856

    *    Michael A. Miles                 Special Limited Partner of Forstmann
         1350 Lake Road                     Little & Co.
         Lake Forest, IL 60045

    *    Charles F. Knight                Chief Executive Officer of Emerson
                                            Electric Co.

    *    Clarence B. Rogers, Jr.          Retired; former Chairman of the Board
         Equifax, Inc.                      and Chief Executive Officer of
         1600 Peachtree Street, N.W.        Equifax, Inc.
         Atlanta, GA 30309

    *    Laura D'Andrea Tyson             Dean of the Walter A. Haas School of
         Haas School of Business            Business at the University of
         Room S545                          California, Berkeley
         Berkeley, CA 94720-1900

         Richard M. DeMartini             Head of International Private Client
                                             Group

    Kenneth M. deRegt                     Head of Worldwide Fixed Income Group

    James F. Higgins                      Head of Private Client Group

    Peter F. Karches                      Head of Institutional Securities Group

    Donald G. Kempf, Jr.                  Executive Vice President, Chief Legal
                                            Officer and Secretary

    Mitchell M. Merin                     President and Chief Operating Officer
                                            of the Asset Management Group

    David W. Nelms                        President and Chief Operating Officer
                                            of Discover Financial Services

    Stephan F. Newhouse                   Deputy Head of Institutional
                                            Securities Group

    Vikram S. Pandit                      Head of Worldwide Institutional
                                            Equities Group

    Joseph R. Perella                     Head of Worldwide Investment Banking
                                            Group

    John H. Schaefer                      Executive Vice President and Chief
                                            Strategic and Administrative Officer

    Robert G. Scott                       Executive Vice President and Chief
                                            Financial Officer

    Sir David A. Walker                   Head of European Business

    --------------
    * Director